Mail Stop 6010

      June 21, 2005

Mr. Jack L. Saltich
Chief Executive Officer
Three-Five Systems, Inc.
1600 North Desert Drive
Tempe, AZ 85281

      Re:	Three-Five Systems, Inc.
Form 10-K for the Year Ended December 31, 2004
Form 10-K/A for the Year Ended December 31, 2004
Form 10-Q for the Quarter Ended March 31, 2005
		File No. 001-04373

Dear Mr. Saltich:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

Property, Plant & Equipment, page F-12

1. We note that you entered into a sale-leaseback transaction for your building located in Tempe, Arizona in December 2004. We also note that you had previously conveyed your ownership in the same building to the City of Tempe in exchange for a rent-free 75 year lease. Please tell us how you accounted for (1) the conveyance of the building to the City of Tempe in 1994; (2) the re-purchase of the building from the City of Tempe for $1,000 in mid-2004; and (3) the sale of the building in December 2004. Include in your response how you determined the amounts that you recorded in your financial statements for each of the items noted above.

Form 10-Q for the Quarter Ended March 31, 2005

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note B. Discontinued Operations, page 7

2. We note that you have completed your exit from the Display segment business with the sale of the display business operated out of your
Massachusetts facility in May 2005, and that this business will be reported as discontinued operations in the second quarter of 2005. We also note that you have sold a portion of your EMS business that is currently reported as discontinued operations. Please revise your disclosures in future filings to include a table detailing the results of operations and significant assets and liabilities of each of your discontinued operations separately in order to more clearly disclose the activities included in discontinued operations.
Refer
to paragraph 47 of SFAS 144.

Item 4. Controls and Procedures, page 25

3. Please revise your disclosure in future filings concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting during the quarter being reported on that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of
Regulation S-K.


Form 8-K dated February 9, 2005

4. Your disclosures related to the non-GAAP measures included in Form
8-K dated February 9, 2005 do not include the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June
13, 2003. If you elect to present non-GAAP financial measures in future Forms 8-K, please revise your presentation to specifically include a discussion, in sufficient detail, of the following for each non-GAAP measure:

* The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

* The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

* The economic substance behind management`s decision to use the measure; and

* The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable
GAAP
measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Please note that these disclosures are required for each measure presented that differs from the most directly comparable GAAP measure.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tom Dyer, Staff Accountant, at (202) 551-3641
or
Kevin Vaughn, Reviewing Accountant, at (202) 551-3643 or me at
(202)
551-3327 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,


      Michele Golke
      Branch Chief
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Mr. Jack L. Saltich
Three-Five Systems, Inc.
June 21, 2005
Page 1